

February 19, 2013

Via E-mail
Thomas B. Mangas
CFO
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

> **Re:** **Armstrong World Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed October 29, 2012**
> **Response dated February 11, 2013**
> **File No. 1-2116**

Dear Mr. Mangas:

We have reviewed your response letter dated February 11, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 11. Income Tax Expense, page 14

1. We note your response to comment 2 in our letter dated January 22, 2013. Please provide us with the following additional information related to your foreign tax credit deferred tax assets:
   - As previously requested, provide us with a comprehensive explanation as to how the intercompany dividends from foreign subsidiaries paid in 2004, 2005 and 2011 resulted in the recognition of foreign tax credit deferred tax assets. Specifically, we understand that the US tax law allows the US parent to claim a US foreign tax credit for taxes the foreign subsidiary paid to the foreign country. We also understand that these US foreign tax credits are typically applied to the US federal tax to be paid on the remitted dividends. We further note that none of the jurisdictions that remitted dividends had statutory tax

rates in excess of the US statutory rate. As such, the US foreign tax credit earned could have been applied in full against the US federal tax on the remitted dividends in the period received. Or, another explanation could be that the remaining deferred tax asset relates to the foreign earnings that have not been remitted and you are able to receive a tax credit on taxes paid by a foreign subsidiary to a foreign government without remitting such earnings to the US parent, as long as you are able to generate sufficient foreign source income that is taxed in the US. Include the specific reference to the authoritative literature that supports your accounting.

- We note that during fiscal year 2011 you made the decision to permanently reinvest all remaining foreign earnings that had not been remitted to the US parent, which resulted in the release of the corresponding deferred tax liability. We further note that the Chinese procurement subsidiary that was formed in 2011 did not have income that was subject to foreign or US income tax until the third quarter of fiscal year 2012 when the procurement subsidiary entered into a supply contract that was previously held by the US parent and generated domestic income. Further, it is unclear as to whether your other foreign source income is sufficient to support the $118.2 million gross foreign tax credit carryforwards with a $15.7 million valuation allowance. Provide us with a comprehensive explanation as to how this change in foreign earnings during fiscal year 2011 affected your conclusions about the realizability of the corresponding deferred tax asset as of December 31, 2011. Include the specific reference to the authoritative literature that supports your accounting. Expand your critical accounting policy disclosure in future filings to provide investors with the positive and negative factors you considered as of December 31, 2011.

- We note that during fiscal year 2010 your intentions were to dividend foreign earnings to the US parent, for which you recognized a deferred tax liability. Explain to us why you did not recognize a corresponding deferred tax asset for the taxes paid to foreign governments during fiscal year 2010. In this regard, we note from your response letter that you declared $146.1 million of the $169.6 million dividend payment in fiscal year 2010 but did not recognize the corresponding deferred tax asset until fiscal year 2011. Include the specific reference to the authoritative literature that supports your accounting.

- Tell us what the dividend gross up in fiscal year 2011 from the foreign source income chart represents and how these amounts impacted your consolidated financial statements.

- We note that you had total foreign source income of $246.6 million for fiscal year 2011. Provide us with a rollforward of your US foreign tax credit deferred tax asset from January 1, 2004 through September 30, 2012. Please note that each component of the rollforward should be on a gross basis and not netted. If you were unable to apply the US foreign tax credit to foreign source income tax payable, please tell us and provide us with an explanation as to why. If there is a limitation on the use of foreign tax credits to foreign source income taxes payable, it would appear that this is relevant disclosure for an investors understanding of the realizability of this deferred tax asset.

- Tell us the amount of net foreign tax credit deferred tax assets that will expire in 2013, 2014 and 2021. Include this quantitative information in your disclosures in future filings.

- Tell us the amount of intercompany net income the US parent generated from the unrelated third party supply contract for each period presented, including the nine-months ended September 30, 2012.

- Confirm to us that the change in the characterization of the income generated from the supply agreement and subsequent sale of the supplies to the other subsidiaries from domestic income to foreign source income does not then impact the realizability of the $247.8 million net operating losses deferred tax asset as of December 31, 2011. Provide us with an explanation as to how you arrived at your conclusion, including the portion of the valuation allowance as of December 31, 2011 that relates to this gross deferred tax asset.

2. Please explain to us why your discussion and analysis of the decrease in your effective tax rate for the nine-months ended September 30, 2012, did not address the negative evidence that existed and was also considered in comparison to the positive evidence when you ultimately decided to release the $15.7 million valuation allowance. Please confirm your disclosure in future filings will provide investors with both positive and negative factors considered when evaluating the realizability of your deferred tax assets, including the foreign tax credit deferred tax asset. The negative evidence would have included:
   - The 2013 and 2014 expiration dates for a portion of the deferred tax asset.
   - The decision to permanently reinvest unremitted foreign earnings.
   - The foreign pre-tax loss trend, if relevant.

3. Please expand the draft disclosure you provided in response to comment 2 in our letter dated January 22, 2013, to clarify what the change in your supply chain is and how this will result in the use of the US foreign tax credit deferred tax assets. Please also disclose the amount of pre-tax foreign source income you will need to generate to realize the deferred tax assets.

   You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

   Sincerely,

   /s/ Terence O'Brien

   Terence O'Brien
   Accounting Branch Chief